Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi’s Board of Directors proposes the appointment of Christian Brandts and Barbara Lavernos as Board Members

Paris, France – March 3, 2021 – At its meeting on March 3, 2021, Sanofi’s Board of Directors has decided to propose, on the occasion of its next General Shareholder Meeting to be held on April 30, 2021, the appointment of two new Directors, Christian Brandts and Barbara Lavernos, as well as the ratification of appointment by cooptation of Gilles Schnepp and the renewal of the mandates of Fabienne Lecorvaisier and Melanie Lee. Bernard Charlès, whose term of office will expire at the end of the next General Shareholder Meeting, did not wish to stand for re-election in order to avoid conflicts of interest that could arise from the development of the partnership between Sanofi and Dassault SYSTEMES, which he manages. Moreover, Laurent Attal, after serving on the Board of Directors for 9 years, has declared his intention to retire and as a result to resign from his mandate as a Board Member before that General Meeting.

Christian Brandts is currently Director at the University Cancer Center Frankfurt. In addition to his duties, Christian Brandts is pursuing his research activities focused mainly on translational cancer research and personalized oncology. He is part of several national and international networks of oncology experts and is a member of the Board of the Organisation of European Cancer Institutes (OECI).

Christian Brandts is a graduate from the Medical School of the Free University of Berlin, and then specialized in Internal Medicine and Hematology / Oncology at the Charité University Hospital in Berlin and the University Hospital in Münster.

Barbara Lavernos took over in February 2021 as President Research, Innovation and Technologies of the L’Oréal Group, having spent her entire career at l’Oréal, which she joined in 1991. In 2004, she was appointed Global Chief Procurement Officer for all global purchases at L’Oréal, and in 2012, General Manager for Travel Retail department. In 2014, she was appointed Chief Operating Officer and member of the Group’s Executive Committee, and she has led from the end of 2018 all the IT teams with the group’s technological transformation as her mission.

Barbara Lavernos graduated from Ecole des Hautes Etudes d’Ingénieur en génie chimique (School of Advanced Studies in Chemical Engineering - HEI).

“The arrivals of Christian Brandts and Barbara Lavernos will strengthen the Board of Directors’ expertise in technology and science, notably in the field of oncology. The Board of Directors thus continues to diversify its profiles and competencies, in line with its roadmap,” said Serge Weinberg, Chairman of the Board of Directors.

The composition of the Board’s specialized committees will be reviewed following the Annual General Meeting of Shareholders scheduled for April 30, 2021.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contacts Sandrine Guendoul Tel.: +33 (0)1 53 77 46 46 MR@sanofi.com Ashleigh Koss Tel.: +1 (908) 205-2572 Ashleigh.Koss@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Yvonne Naughton

Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line:

Tel.: +33 (0)1 53 77 45 45

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Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.